UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

SAFE BULKERS, INC.
(Translation of registrant’s name into English)

Apt. D11, Les Acanthes 6, Avenue des Citronniers, MC98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F   o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   o           No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

1.  Press Release dated January 16, 2020: Safe Bulkers, Inc. Refinances $105.2 Million of Existing Loan Facilities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 17, 2020

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer

Safe Bulkers, Inc. Refinances $105.2 Million of Existing Loan Facilities

Monaco – January 16, 2020 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today that the Company has entered into sale and leaseback agreements with respect to eight vessels.  The proceeds from the sale and leaseback agreements are being used to refinance loan facilities of $105.2 million with terms expiring between 2023 and 2025 and for general corporate purposes.

The aggregate gross proceeds to the Company in connection with the sale and leaseback arrangements are $158.3 million. Under the arrangements, two vessels were leased back, under bareboat charter agreements, for a period of six years and six vessels were leased back under bareboat charter agreements, for a period of eight years.  Four of such arrangements contemplate a purchase obligation at the end of the bareboat charter period and purchase options commencing three years following commencement of the bareboat charter period, and the remaining four arrangements contemplate a purchase option five years and nine months following commencement of the bareboat charter period, all at predetermined purchase prices. The Company has assessed that these transactions will be recorded as financing transactions.

The sale and leaseback agreements provide additional liquidity of $53.1 million. The agreements contain financial covenants in line with the existing loan and credit facilities of the Company. The repayment schedule of the Company on a pro-forma basis taking into account the refinancing transactions, in relation to the repayment schedule as of September 30, 2019 is presented in Table 1.

Table 1:  Repayment Schedules on an Annual Basis (Including Purchase Obligations)

($ in millions)

	2019	2020	2021	2022	2023	2024	2025	2026	2027	Total
Repayment Schedule as of September 30, 2019	5.0	65.0	90.7	89.0	73.7	196.2	32.9	1.3	14.4	568.2
Pro-forma Repayment Schedule After Refinancing	2.6	64.8	91.7	90.3	78.7	185.7	65.1	14.4	26.6	619.9

In addition, the Company has entered into a three-year unsecured revolving credit facility providing for a draw down capacity of $15 million.

As of January 15, 2020, the Company had liquidity of $143.6 million consisting of $113.8   million in cash and bank time deposits, $14.8 million in restricted cash and $15.0 million available under the unsecured revolving credit facility.

Dr. Loukas Barmparis, President of the Company, said: “These recent financing arrangements have strengthened our liquidity position, which now exceeds $140 million, and provide us with financial flexibility to take advantage of opportunities that may arise.”

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock, series C preferred stock and series D preferred stock are listed on the NYSE, and trade under the symbols “SB”, “SB.PR.C”, and “SB.PR.D”, respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Tel.: +30 2 111 888 400

        +357 25 887 200

E-Mail:directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com